Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ETGMF

Entourage Mining Ltd. Re-prices Incentive Stock Options

Vancouver, British Columbia, February 27, 2007- Entourage Mining Ltd. announces that, by resolution of its Board of Directors, the Company has re-priced 5,050,000 (five million fifty thousand) of its incentive stock options as follows:

  1,550,000 options originally priced at $0.30; and,
  3,500,000 options originally priced at $0.40

All of these incentive stock options will now have an exercise price of $0.25USD until the expiration date of February 2, 2009.

On behalf of the Board,

“Gregory F Kennedy”

Entourage Mining Ltd.
Gregory F Kennedy
President

Telephone: 604-669-4367	Cell: 250-216-2299	Facsimile: 604-669-4368
Email: info@entouragemining.com